Exhibit 99.1

EXCHANGE AGREEMENT

by and between

FRISCO, INC.

and

HCA HEALTHCARE, INC.

Dated as of February 6, 2026

i

	Article IV Covenants

4.1	NYSE Listing and Filings	11
4.2	Publicity	11
4.3	Confidentiality	11
4.4	Mutual Release	11
4.5	Expenses	13
4.6	Tax Matters	13
4.7	Liquidation, Mergers, Sale of Assets, etc.	14
4.8	Further Assurances.	14

	Article V Indemnification

5.1	Survival	14
5.2	Indemnification by Frisco	15
5.3	Indemnification by HCA	16
5.4	Claim Procedures	16
5.5	Losses and Recoveries	19
5.6	Payments	20
5.7	Minimizing and Mitigating Losses	20
5.8	Exclusive Remedies and No Rights Against Nonparties	20

	Article VI Miscellaneous and General

6.1	Amendment; Waiver	21
6.2	Counterparts	21
6.3	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	21
6.4	Notices	22
6.5	Entire Agreement	23
6.6	No Third-Party Beneficiaries	24
6.7	Interpretation; Construction	24
6.8	Successors and Assigns	25
6.9	Fulfillment of Obligations	25

Exhibits
Exhibit A	Definitions
Exhibit B	Successor Form Joinder

Schedules
Schedule A	Disclosure Letter

ii

exchange AGREEMENT

This EXCHANGE AGREEMENT (“Agreement”), dated as of February 6, 2026 (the “Closing Date”), is made by and between HCA Healthcare, Inc., a Delaware corporation (“HCA”), and Frisco, Inc., a Delaware corporation (together with the post-conversion entity following the Conversion, “Frisco”). Each of the signatories to this Agreement are collectively referred to as the “Parties.”

RECITALS

WHEREAS, Hercules Holding II (“Hercules”) has distributed to Frisco all shares of common stock, par value $0.01 per share, of HCA (“HCA Common Stock”) attributable to Frisco’s interest in Hercules;

WHEREAS, as of the Closing Date, Frisco owns 36,629,188 of the issued and outstanding shares (the “Old Shares”) of HCA Common Stock;

WHEREAS, the Parties desire to effect a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the “Code”) whereby (a) Frisco will transfer to HCA the Old Shares, and in consideration therefor, HCA will issue to Frisco 36,557,141 shares (the “New Shares”) of HCA Common Stock (the “Exchange”) and (b) immediately following the Exchange, Frisco will convert under Delaware law into a Delaware general partnership, after which the post-conversion entity will be treated as a partnership for U.S. federal income tax purposes (the “Conversion” and the Exchange and the Conversion together, the “Transaction”);

WHEREAS, on October 6, 2025, Frisco received a private letter ruling (the “Private Letter Ruling”) from the Internal Revenue Service (“IRS”) that (a) the Transaction will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, (b) Frisco will not recognize any gain or loss on its transfer of the Old Shares to HCA in exchange for the New Shares in the Exchange or on the deemed distribution to the Frisco shareholders (the “Shareholders”) as a result of the Conversion and (c) each of the Shareholders will not recognize gain or loss on the deemed distribution of the New Shares as a result of the Conversion, except to the extent of any residual cash held by Frisco at the time of the Conversion, if any (the “Tax Treatment”);

WHEREAS, this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Parties have amended and restated that certain stockholders’ agreement, dated March 9, 2011, by and among HCA, Hercules and the other parties thereto, as amended by Amendment, dated September 21, 2011 (the “Stockholders’ Agreement,” and as amended and restated, the “Amended and Restated Stockholders’ Agreement”), that certain registration rights agreement, dated November 22, 2010, among HCA, Hercules and the other parties thereto (the “2010 Registration Rights Agreement,” and as amended and restated, the “Amended and Restated Registration Rights Agreement”), and that certain Indemnification Priority and Information

Sharing Agreement, dated November 1, 2009, among HCA, Frisco, Frisco Partners and the other parties thereto (collectively, together with this Agreement, the “Transaction Documents”); and

WHEREAS, HCA and Frisco desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

Article I

EXCHANGE; Closing; Closing Deliveries

1.1 Exchange. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the Transaction (the “Closing”), Frisco shall sell, assign, convey, transfer and deliver to HCA, and HCA shall purchase and accept from Frisco, all of the Old Shares, free and clear of any Liens, in exchange for the New Shares, which HCA shall issue and deliver to Frisco.

1.2 Time and Place of Closing. The Closing shall take place by remote communications and by the exchange of signatures and other deliverables by electronic transmission or, to the extent required by applicable Law, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, concurrently with the execution and delivery of this Agreement by the Parties (the “Closing Date”). The Closing will be effective as of 12:01 a.m., Eastern Standard Time, on the Closing Date.

1.3 Deliveries at Closing.

(a) By Frisco. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Frisco shall deliver to HCA:

(i) a duly executed counterpart of each of the Transaction Documents;

(ii) a properly completed and executed IRS Form W-9 of Frisco.

(b) By HCA. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, HCA shall (i) issue, or cause to be issued, to Frisco the New Shares and (ii) deliver or cause to be delivered to Frisco (A) a duly executed counterpart of each of the Transaction Documents; (B) completed instructions to the transfer agent to effect the disposition of the Old Shares; and (C) a book-entry statement evidencing the New Shares, and which New Shares shall be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

1.4 Withholding. HCA, Frisco and any other applicable withholding agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article II

Representations and Warranties of Frisco

Except as set forth in the corresponding sections or subsections of the confidential disclosure letter delivered to HCA by Frisco concurrently with this Agreement (the “Disclosure Letter”) (subject to Section 6.7(e)), Frisco hereby represents and warrants to HCA as of the Closing Date as follows:

2.1 Organization, Good Standing and Qualification. Frisco is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Frisco has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to Frisco or to prevent, materially delay or materially impair the consummation of the Transaction.

2.2 Ownership of Shares.

(a) Frisco is the sole record owner of the Old Shares. Frisco has good and valid title to all of the Old Shares, free and clear of all Liens, and upon delivery by Frisco of the Old Shares at the Closing, good and valid title to the Old Shares will pass to HCA, free and clear of all Liens (other than any Liens imposed by HCA). Except for the Old Shares, Frisco does not own of record or beneficially, or have any interest in or right to acquire, any shares of capital stock of HCA.

(b) Except pursuant to Frisco’s Organizational Documents, true and complete copies of which have been provided to HCA, there are no preemptive or other outstanding rights, options, warrants, agreements, arrangements or commitments of any character under which Frisco is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any of the Old Shares or any securities or obligations exercisable or exchangeable for, or convertible into, the Old Shares, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement, the Stockholders’ Agreement, the 1989 Registration Rights Agreement, the 2010 Registration Rights Agreement, the Hercules Partnership Agreement, that certain Paying Agent Agreement, dated March 24, 2025, among Frisco and Hercules, and Frisco’s Organizational Documents, Frisco is not a party to any Contracts with respect to the voting, purchase, dividend rights, disposition or transfer of the Old Shares.

(c) As of the date immediately prior to the Closing, more than 89% of the issued and outstanding shares of capital stock of Frisco were held by Persons the assets of which are not intended to be included in the estate of any natural person for purposes of Chapter 11 of the Code.

2.3 Authority; Approval. Frisco (a) has all requisite corporate or similar power and authority to own, pledge or dispose of the Old Shares, (b) has all right, power and authority to enter into and perform its obligations under each of the Transaction Documents and (c) has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under each of the Transaction Documents. Each of the Transaction Documents has been duly executed and delivered by Frisco and, when executed and delivered by HCA, will constitute a valid and binding agreement of Frisco, enforceable against Frisco in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

2.4 Governmental Filings; No Violations.

(a) Other than filings pursuant to the reporting requirements of Sections 13(d) and 16(a) of the Exchange Act, no notices, reports or other filings are required to be made by Frisco with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Frisco from, any Governmental Entity in connection with the execution, delivery and performance of any of the Transaction Documents by Frisco and the consummation of the Transaction.

(b) The execution, delivery and performance by Frisco of each of the Transaction Documents do not, and the consummation of the Transaction will not, as applicable, conflict with, or result in any breach or violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of Frisco under, any provision of (i) the Organizational Documents of Frisco, (ii) any Contract to which Frisco is a party or (iii) any Law to which Frisco is subject.

2.5 No Liabilities. Except for certain Liabilities related to the Transaction, including, but not limited to, certain reorganization expenses and monies owed to HCA for expense coverage, Frisco does not have any Liabilities (whether reflected or not reflected on its Most Recent Balance Sheet).

2.6 Tax Matters.

(a) Frisco has timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns are complete and accurate in all material respects.

(b) Frisco has paid all material Taxes, whether or not shown as due on such filed Tax Returns.

(c) Frisco has withheld and timely paid to the applicable Governmental Entity all material Taxes that Frisco was required to withhold or pay in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, member or other third party, except with respect to matters contested in good faith. Frisco has complied in all material respects with all tax-related reporting and recordkeeping requirements under the Code and any state, local, or foreign Law.

(d) None of the Tax Returns filed by Frisco or Taxes payable by Frisco has been the subject of any material claim, audit, examination, deficiency or assessment by any Governmental Entity that has not been fully resolved, with any additional material Tax asserted by the Governmental Entity having been fully paid or otherwise settled.

(e) Frisco has not been notified in writing by any Governmental Entity in a jurisdiction in which Frisco does not file material Tax Returns of a particular type that Frisco is or may be subject to taxation of such type by that jurisdiction or has or may have an obligation to file Tax Returns of such type in that jurisdiction.

(f) Frisco has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(g) Frisco has not been a member of a group that files Tax Returns on an affiliated, combined, consolidated or unitary basis. Frisco does not have any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax Law), or as a transferee, alter ego, or successor, by contract or otherwise by operation of Law.

(h) Frisco has been a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code at all times since January 1, 2006 and will be an “S corporation” up to and including the Closing Date, and has not taken any position inconsistent with Frisco’s treatment as an “S corporation” for United States federal, state or local Tax purposes.

(i) No Taxing Authority has challenged or threatened to challenge the status of Frisco as an “S corporation” for United States federal, state or local Tax purposes under the Code (or applicable state or local Law) with respect to a Tax period for which the statute of limitations for assessment remains open. Frisco has not received any written notice from the IRS or any other Taxing Authority challenging or threatening to challenge, and is not aware of any basis for challenging, the validity of the Private Letter Ruling or the Tax Treatment.

2.7 Brokers and Finders. None of Frisco, any of its Affiliates, or any officer, shareholder, manager, director or employee of any of the foregoing has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transaction.

2.8 Solvency. Frisco is not entering into the Transaction Documents or the Transaction with the intent to hinder, delay or defraud either present or future creditors. After giving effect to the Transaction, at and immediately after the Closing, Frisco (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts, if any, and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its existing debts, if any, as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its businesses and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

2.9 No Other Assets. Other than the Old Shares, cash (which cash will be used to pay reorganization expenses and monies owed to HCA for expense coverage, and otherwise distributed pro rata to the Shareholders), cash equivalents and business records, Frisco does not own any other assets as of the Closing Date.

2.10 No Registration. Frisco is entering into the Transaction and acquiring the New Shares for investment and not with a view toward or for the sale in connection with any distribution thereof. Frisco acknowledges that the New Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such New Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable. Pursuant to Section 3(a)(9) of the Securities Act, Frisco acknowledges that no commission or other remuneration is being paid or given directly or indirectly for the New Shares other than the exchange of Old Shares.

2.11 Investment Decision. Frisco represents that it is a sophisticated investor and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of entering into the Transaction and investing in the New Shares. Frisco acknowledges that it has been afforded access to such information about HCA and its financial condition, results of operations, business, property and management, and it has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of HCA, sufficient to enable Frisco to evaluate the Transaction and its investment in the New Shares. Frisco represents that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act and is able to bear the entire economic risk of investing in the New Shares.

2.12 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article II (as qualified by the Disclosure Letter), none of Frisco or any other Person makes (and Frisco, on behalf of itself, the Shareholders and their respective Affiliates, hereby disclaims) any other express or implied representation or warranty with respect to Frisco, the Shareholders or their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with the Transaction Documents and the Transaction (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to HCA or any of its Subsidiaries or their respective Affiliates in connection with the Transaction.

(b) Frisco, on behalf of itself and the Shareholders, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, neither HCA nor any other Person has made any express or implied representation or warranty with respect to the Transaction or any other transaction contemplated by the Transaction Documents (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Frisco, the Shareholders or their respective Affiliates in connection with the Transaction and Frisco and the Shareholders have not relied on any representation or warranty other than those expressly set forth in Article III.

Article III

Representations and Warranties of HCA

HCA hereby represents and warrants to Frisco as of the Closing Date as follows:

3.1 Organization, Good Standing and Qualification. HCA is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. HCA has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.

3.2 Capital Structure. The authorized capital stock of HCA consists of 1,800,000,000 shares of HCA Common Stock, of which 224,605,100 shares were outstanding as of the close of business on December 31, 2025, and 200,000,000 shares of preferred stock par value $0.01 per share (the “HCA Preferred Stock”), of which no shares were outstanding as of the close of business on December 31, 2025. All of the outstanding shares of HCA Common Stock and HCA Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. HCA has no shares of HCA Common Stock or HCA Preferred Stock reserved for issuance, except that, as of December 31, 2025, (i) there were 27,913,000 shares of HCA Common Stock reserved for issuance pursuant to HCA’s 2020 Stock Incentive Plan and the HCA 2023 Employee Stock Purchase Plan (the “HCA Stock Plans”), (ii) 4,106,000 shares of HCA Common Stock were issuable upon the exercise of outstanding stock appreciation rights to purchase shares of HCA Common Stock (whether or not presently exercisable), (iii) 1,228,000 shares of HCA Common Stock subject to HCA restricted share units and (iv) 1,105,000 and 2,210,000 shares of HCA Common Stock subject to HCA performance share units (at target and maximum performance levels, respectively). HCA does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of HCA on any matter. There are no other preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate HCA to issue or to sell any shares of capital stock or other securities of HCA or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of HCA, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

3.3 Authority; Approval. No vote of holders of capital stock or other securities of HCA is necessary to approve any of the Transaction Documents and the Transaction. HCA has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under each of the Transaction Documents. Each of the Transaction Documents has been duly executed and delivered by HCA and, when executed and delivered by Frisco, will constitute a valid and binding agreement of HCA enforceable against HCA in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.4 Governmental Filings; No Violations.

(a) Except for any notifications to be made by HCA after the Closing Date or as would not be material to HCA or the Transaction, no expirations of waiting periods under applicable Laws are required and no notices, reports or other filings are required to be made by HCA with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by HCA from, any Governmental Entity in connection with the execution, delivery and performance of any of the Transaction Documents by HCA or the consummation of the Transaction.

(b) The execution, delivery and performance by HCA of the Transaction Documents do not, and the consummation of the Transaction will not, as applicable, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of HCA under any provision of (i) the Organizational Documents of HCA, (ii) any material Contract binding upon HCA or (iii) any Law to which HCA is subject, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.

3.5 Compliance with Laws. (a) HCA and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all applicable Laws and Orders and (b) there is no, and since January 1, 2023, there has been no, Action pending alleging that HCA or one of its Subsidiaries is not in compliance with any applicable Law or Order, except in each case as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.

3.6 Tax Matters.

(a) There is no plan or intention by HCA (or a person bearing a relationship to HCA specified in Sections 267(b) or 707(b)(1) of the Code) to acquire any of the New Shares received by Frisco in the Exchange, except for (i) any plan or intention to purchase HCA Common Stock pursuant to a repurchase program in which all shareholders may participate (subject to any applicable securities law limitations), which program does not favor participation by Frisco or any of the Shareholders or involve any understanding between Frisco or any of the Shareholders, on the one hand, and HCA, on the other hand or (ii) as set forth in Schedule 3.6(a).

(b) HCA will continue the historic business of Frisco or use a significant portion of Frisco’s historic business assets in a business within the meaning of Treasury Regulations Section 1.368-1(d), it being understood that for this purpose the historic business of Frisco is the historic business of HCA.

3.7 New Shares. HCA is authorized to issue a number of shares sufficient to enable it to consummate the Transaction. HCA has due authority, and has received all necessary consents required to, authorize and issue the New Shares. The New Shares, when issued and delivered as consideration for the Old Shares pursuant to the terms hereof, will be validly issued and outstanding, fully paid and nonassessable, and the issuance of such shares is not and will not be subject to preemptive rights of any securityholder of HCA.

3.8 NYSE Listing and Filings. HCA (a) has caused the New Shares to be approved for listing on NYSE, subject to official notice of issuance, and (b) has made any required filings with NYSE in connection with the Transaction, except for any such filings that are to be made after the Closing Date.

3.9 Section 16 Matters. HCA and the HCA board of directors (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), have taken all such actions as may be necessary or appropriate to cause the Transaction and any other acquisitions or dispositions of equity securities of HCA (including derivative securities) in connection with the Transaction by any individual who is or will become subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

3.10 Brokers and Finders. Except for Houlihan Lokey Capital, Inc., neither HCA nor any of its Affiliates, nor any officer, shareholder, manager, director or employee of any of the foregoing, has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders’ fees in connection with the Transaction.

3.11 Access and Information. HCA and each of its Representatives (a) has had full access to and the opportunity to review all of the documents in the Data Room and (b) has been afforded full access to the books and records, facilities and officers, directors, managers, employees and other Representatives of Frisco for purposes of conducting a due diligence investigation with respect thereto. HCA has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of Frisco, and, in making their determination to proceed with the Transaction, HCA and each of its Affiliates have relied solely on the results of such independent investigation and verification and on the representations and warranties of Frisco expressly and specifically set forth in Article II (as qualified by the Disclosure Letter).

3.12 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article III, neither HCA nor any other Person makes (and HCA, on behalf of itself, its Subsidiaries and their respective Affiliates, hereby disclaims) any other express or implied representation or warranty with respect to the Transaction or to any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with the Transaction Documents or the Transaction (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Frisco, the Shareholders or their respective Affiliates in connection with the Transaction.

(b) HCA acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II (as qualified by the Disclosure Letter), none of Frisco or any other Person has made any express or implied representation or warranty with respect to Frisco, the Shareholders or their respective Affiliates (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to HCA or any of its Subsidiaries or their respective Affiliates in connection with the Transaction and HCA has not relied on any representation or warranty other than those expressly set forth in Article II (as qualified by the Disclosure Letter). Without limiting the generality of the foregoing, HCA acknowledges and agrees that it has not relied on any other information provided, or made available, to HCA or any of its Subsidiaries or their respective Affiliates in connection with the Transaction, and that none of Frisco, the Shareholders, any of their respective Affiliates nor any other Person shall be subject to any liability to HCA or any other Person resulting from (i) any misrepresentation or omission by Frisco, the Shareholders, any of their respective Affiliates or any other Person with respect to any such information or (ii) HCA’s use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to HCA, its Affiliates or their respective Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations or otherwise in connection with the Transaction, unless any such information is expressly and specifically included in a representation or warranty contained in Article II (as qualified by the Disclosure Letter).

Article IV

Covenants

4.1 NYSE Listing and Filings. HCA shall use its best efforts to (a) take any further actions required to cause the New Shares to be approved for listing on NYSE, subject to official notice of issuance, prior to the Closing Date and (b) make any required filings with NYSE in connection with the Transaction.

4.2 Publicity. Neither Party may issue any press releases or otherwise make public announcements with respect to the Transaction or any of the Transaction Documents without the prior written consent of the other Party, except as such release or announcement is required by applicable Law or the rules or regulations of NYSE, as applicable, in which case the Party required to make the release or announcement shall use its reasonable efforts to allow the other Party a reasonable opportunity to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing Party). Notwithstanding anything to the contrary herein, neither Party shall disclose any information regarding the Transaction, except as provided in this Section 4.2 or Section 4.3.

4.3 Confidentiality. From and following the Closing, HCA shall, and shall cause its Affiliates and their respective Representatives to, keep confidential any Confidential Information concerning Frisco furnished in connection with the Transaction; provided, that the provisions of this Section 4.3 will not prohibit any retention of copies of records or disclosure (a) required by applicable Law so long as, to the extent practicable, reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (b) made in connection with the enforcement of any right or remedy relating to any Transaction Document. This Section 4.3 shall terminate three years after the satisfaction of the terms of this Agreement.

4.4 Mutual Release.

(a) Effective as of the Closing, Frisco, on behalf of itself, the Shareholders and its successors, assigns, Representatives, administrators, executors, beneficiaries, agents and their respective Affiliates (collectively, the “Frisco Releasing Parties”), hereby unconditionally and irrevocably waives, releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its Affiliates has had, now has or might now or hereafter have against HCA, and each of its past, present and future Representatives, Affiliates, stockholders, partners, Subsidiaries, successors and assigns (each, a “HCA Releasee”) to the extent relating to or arising from the negotiation or execution of this Agreement, the other Transaction Documents or the Transaction, in each case, contemporaneously with or prior to the Closing Date (the “Frisco Released Claims”), except for (i) any rights under indemnification provisions of any Party’s Organizational Documents, any rights under any of the Transaction Documents or rights under any indemnification agreement that any such Frisco Releasing Party has entered into with HCA or its Subsidiaries prior to the execution and delivery of this Agreement, (ii) any claim for Fraud committed by HCA in respect of its representations and warranties in Article III and (iii) any claims to the extent that they cannot be released as a matter of Law (it being understood and agreed that the matters reflected in clauses (i) through (iii) are not Frisco Released Claims); provided, however, that such release shall not operate to release any HCA Releasee from any of the terms, conditions or other provisions or obligations of this Agreement (including, for the avoidance of doubt, Article V or any post-Closing obligations of HCA or breaches thereof). Frisco, for itself, Frisco Releasing Parties and their respective Affiliates acknowledges that it is aware that Frisco or such Affiliate may hereafter discover facts different from or in addition to the facts which Frisco or such Affiliate now knows or believes to be true with respect to the subject matter of any of the Transaction Documents, but that Frisco or such Affiliate intends that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts. Frisco, for itself, Frisco Releasing Parties and their respective Affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any HCA Releasee, based upon any matter purported to be released hereby, including, without any limitation, any Actions, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which Frisco Releasing Parties or their Affiliates may have against each of the HCA Releasees, now or in the future, in each case in respect of any Frisco Released Claim.

(b) Effective as of the Closing, HCA, on behalf of itself and its successors, assigns, Representatives, administrators, executors, beneficiaries, agents and their respective Affiliates (collectively, the “HCA Releasing Parties”), hereby unconditionally and irrevocably waives, releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its Affiliates has had, now has or might now or hereafter have against Frisco, and each of its past, present and future Representatives, Affiliates, stockholders (including, for the avoidance of doubt, the Shareholders), partners, Subsidiaries, successors and assigns (each, a “Frisco Releasee”) to the extent relating to or arising from the negotiation or execution of this Agreement, the other Transaction Documents or the Transaction, in each case, contemporaneously with or prior to the Closing Date (the “HCA Released Claims”), except for (i) any rights under indemnification provisions of any Party’s Organizational Documents, any rights under any of the Transaction Documents or rights under any indemnification agreement that any such HCA Releasing Party has entered into with Frisco prior to the execution and delivery of this Agreement, (ii) any claim for Fraud committed by Frisco in respect of its representations and warranties in Article II (as qualified by the Disclosure Letter) and (iii) any claims to the extent that they cannot be released as a matter of Law (it being understood and agreed that the matters reflected in clauses (i) through (iii) are not HCA Released Claims); provided, however, that such release shall not operate to release any Frisco Releasee from any of the terms, conditions or other provisions or obligations of this Agreement (including, for the avoidance of doubt, Article V or any post-Closing obligations of Frisco or breaches thereof). HCA, for itself, HCA Releasing Parties and their respective Affiliates acknowledges that it is aware that HCA or such Affiliate may hereafter discover facts different from or in addition to the facts which HCA or such Affiliate now knows or believes to be true with respect to the subject matter of any of the Transaction Documents, but that HCA or such Affiliate intends that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts. HCA, for itself, HCA Releasing Parties and their respective Affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Frisco Releasee, based upon any matter purported to be released hereby, including, without any limitation, any Actions, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which HCA Releasing Parties or their Affiliates may have against each of the Frisco Releasees, now or in the future, in each case in respect of any HCA Released Claim.

(c) The Parties acknowledge that this Section 4.4 is not an admission of liability or of the accuracy of any alleged fact or claim. The Parties expressly agree that this Section 4.4 shall not be construed as an admission in any proceeding as evidence of or an admission by any party of any violation or wrongdoing.

4.5 Expenses. Except as otherwise provided in this Agreement or as otherwise agreed between the Parties and whether or not the Transaction is consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with any of the Transaction Documents and the Transaction shall be paid by the Party incurring such costs and expenses, and each Party shall pay any and all applicable Taxes payable by such Party as per applicable Law, except to the extent otherwise provided in this Agreement.

4.6 Tax Matters.

(a) Frisco hereby agrees, from and after the Closing, to pay all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto, collectively, “Transfer Taxes”) incurred in connection with the consummation of the Transaction and to protect, defend, indemnify and hold harmless HCA from and against all Transfer Taxes so incurred. Any Tax Returns that must be filed in connection with any such Transfer Taxes (the “Transfer Tax Returns”) shall be prepared and timely filed (or caused to be filed) by the Party that is required by Law to file such Transfer Tax Return. HCA and Frisco shall cooperate with each other and, as required by applicable Law, join in the execution of all necessary Transfer Tax Returns and other documentation with respect to any such Transfer Taxes. Frisco shall also ensure that all Tax Returns of Frisco that include any Pre-Closing Tax Period and that are required to be filed after the Closing Date shall be timely and accurately filed.

(b) Prior to, from and following the Closing, the Parties shall not take any action that would reasonably be expected to prevent the Transaction from qualifying for the Tax Treatment and each of the Parties shall report the Transaction as in a manner consistent with such treatment for all relevant tax reporting purposes.

(c) Frisco will effect the Transaction (and any related actions or transactions described in the Private Letter Ruling) in a manner consistent with the steps described in the Private Letter Ruling.

4.7 Liquidation, Mergers, Sale of Assets, etc. From and after the Closing Date and until the earlier of (x) the date on which all obligations of Frisco under Article V have expired in accordance with Section 5.1 and (y) the date that is ten (10) years after the Closing Date (which date in this clause (y) shall be extended until the final resolution of any claim under Article V that is outstanding as of such initial date), except with the prior written consent of HCA, Frisco agrees that it shall (a) maintain its existence and good standing in its jurisdiction of organization, (b) not dissolve, liquidate or otherwise wind up its affairs, adopt any plan of reorganization, liquidation or dissolution, file a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consent to the filing of any bankruptcy petition against Frisco under any similar Law and (c) not, directly or indirectly, in any transaction or series of transactions, (i) consolidate with or merge with or into any Person or (ii) sell, assign, distribute, dispose of or otherwise Transfer property or assets of Frisco that, taken together with all prior such sales, assignments, distributions, dispositions or other Transfers since the date of this Agreement, would constitute a majority of Frisco’s property and assets (measured based on the relative fair market value of the property and assets of Frisco as of the Closing Date, after giving effect to the Closing) to any Person, unless, in the case of this clause (c), and as a condition precedent to the consummation of any such transaction, the surviving Person (if not Frisco) or successor to Frisco in any such transaction or transferee (or transferees) of such property or assets (each, a “Successor Party”) expressly assumes, jointly and severally, all of Frisco’s obligations under this Agreement, by executing (A) a joinder in the form attached hereto as Exhibit B (the “Successor Form Joinder”), which execution shall satisfy the condition precedent set forth in this clause (c) or (B) a joinder or other instrument, other than the Successor Form Joinder, in each case in a form reasonably pre-approved by HCA, pursuant to which the Successor Party agrees to comply with the terms of this Agreement. Notwithstanding anything to the contrary in this Section 4.7, the Conversion shall not be deemed a dissolution, liquidation, reorganization, merger, consolidation or Transfer for purposes of this Section 4.7.

4.8 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Documents and give effect to the Transaction.

Article V

Indemnification

5.1 Survival.

(a) Each representation, warranty, covenant and other obligation contained in this Agreement shall survive the Closing, but only until the applicable survival date and time specified in this Section 5.1(a), whereupon it shall immediately terminate; provided, that if a Claim Notice with respect thereto shall be delivered prior to such survival date and time, then such survival date and time shall be extended, and such provision shall survive solely for purposes of this Article V, but only with respect to the applicable claim and only until the Final Determination thereof, whereupon such provision shall terminate.

(i) The survival date and time applicable to the representations and warranties contained in this Agreement shall be 5:00 p.m., Pacific Standard Time on the 24-month anniversary of the Closing Date; provided that, the representations and warranties set forth in Section 2.5 (No Liabilities), Section 2.12 (No Other Representations or Warranties) and Section 3.12 (No Other Representations or Warranties) shall survive the Closing indefinitely.

(ii) The survival date applicable to the covenants and agreements contained in this Agreement to be performed (A) prior to the Closing, shall be the Closing, and (B) after the Closing, shall be the date on which such covenants and agreements have been fully performed or otherwise satisfied in accordance with this Agreement.

(iii) Frisco’s obligations pursuant to Section 5.2(a)(iii) and Section 5.2(a)(iv) shall survive the Closing indefinitely.

(iv) The provisions contained in this Article V and in Article IV shall survive indefinitely.

(b) No Party shall have any liability to any Person with respect to any provision of this Agreement or the subject matter thereof following the applicable survival date and time specified in Section 5.1(a), which survival date and time shall supersede any statute of limitations that may otherwise apply, and no Party shall thereafter assert any claim, cause of action, right or remedy or any other Action, with respect to such provision or the subject matter thereof. No provision of this Article V shall apply to or limit any claim that a Party committed Fraud in making any representation or warranty contained in Article II (as qualified by the Disclosure Letter) or Article III, which may be brought at any time prior to 5:00 p.m., Pacific Standard Time, on the date that is the 36-month anniversary of the first date on which such Party has knowledge of facts, matters or circumstances from which it is reasonably apparent that the other Party committed Fraud.

(c) For the avoidance of doubt, the Parties hereby agree and acknowledge that each survival date and time set forth in this Section 5.1 is a contractual statute of limitations.

5.2 Indemnification by Frisco.

(a) Following the Closing, Frisco shall indemnify, defend and hold harmless HCA and its Affiliates and its and their respective directors, officers, employees, representatives, successors and assigns, in their capacity as such (collectively, the “HCA Indemnified Parties”), for, from and against, and compensate, pay on behalf of or reimburse each of them for, any and all Losses actually incurred or suffered as a result of, arising out of or in connection with:

(i) any inaccuracy or breach by Frisco of any Frisco Representation (as qualified by the Disclosure Letter);

(ii) the breach or violation of, or failure to perform, any covenant or obligation of Frisco contained in this Agreement;

(iii) any Taxes of Frisco related to any Pre-Closing Tax Period, whether or not such Taxes are determined or assessed after the Closing; or

(iv) execution, delivery and performance of any of the Transaction Documents by HCA or the consummation of the Transaction (including any Action against HCA or its directors or officers).

5.3 Indemnification by HCA.

(a) Following the Closing, HCA shall indemnify, defend and hold harmless Frisco, the Shareholders and their respective Affiliates and its and their respective directors, officers, employees, representatives, successors and permitted assigns, in their capacity as such (collectively, the “Frisco Indemnified Parties”), for, from and against, and compensate, pay on behalf of or reimburse each of them for, any and all Losses actually incurred or suffered as the result of:

(i) any inaccuracy or breach by HCA of any HCA Representation; or

(ii) the breach or violation of, or failure to perform, any covenant or obligation of HCA contained in this Agreement.

5.4 Claim Procedures.

(a) In order for a HCA Indemnified Party or a Frisco Indemnified Party (any of them, an “Indemnified Party”) to duly make a valid claim (for the avoidance of doubt, without regard to materiality of the applicable claim) under Section 5.2 or Section 5.3, the Indemnified Party shall promptly (but in no event on a date that is more than 20 Business Days following the date the Indemnified Party has determined the applicable claim has given or could reasonably be expected to give rise to a right of indemnification under this Agreement) provide written notice to Frisco (for claims made by HCA Indemnified Parties) or to HCA (for claims made by Frisco Indemnified Parties) (the recipient of such notice, the “Indemnifying Party”), which notice shall set forth a description in reasonable detail of the occurrence(s) specified in Section 5.2 or Section 5.3 which the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrences, the estimated amount of Losses actually incurred or suffered as the result thereof, and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and any other material details pertaining thereto (in each case, to the extent reasonably practicable and then reasonably ascertainable) (any such notice, a “Claim Notice”). The Indemnified Party shall use commercially reasonable efforts to cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Indemnifying Party reasonably and promptly informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith. If the Indemnifying Party notifies the Indemnified Party within 20 Business Days after the Indemnifying Party’s receipt of the Claim Notice or, if applicable, the information referred to in the preceding sentence, that the Indemnifying Party disputes its liability with respect to such Claim Notice, the Indemnifying Party and the Indemnified Party

shall proceed in good faith to negotiate a resolution of such dispute, and if not resolved through such negotiations, such dispute shall be resolved by litigation in accordance with Section 6.3.

(b) The failure of the Indemnified Party to deliver a Claim Notice within the specified time period in Section 5.4(a) shall not relieve the Indemnifying Party of any obligation in respect of the applicable claim except to the extent that the Indemnifying Party shall have been actually and materially prejudiced thereby.

(c) In the event the Claim Notice results from any claim asserted or threatened against the Indemnified Party by a third party (a “Third-Party Claim”):

(i) The Indemnified Party shall provide the Claim Notice to the Indemnifying Party as promptly as reasonably practicable following the Indemnified Party’s receipt of the Third-Party Claim.

(ii) During the period ending on the earlier of the 30th calendar day following the Indemnifying Party’s receipt of the Claim Notice and the seventh calendar day preceding the date on which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in a litigation or other proceeding in connection with the Third-Party Claim, the Indemnifying Party shall be entitled to notify (in each case, by 5:00 p.m., Pacific Standard Time, on the applicable date) the Indemnified Party of its election to assume and control the defense of the Third-Party Claim, but only if the Indemnifying Party simultaneously irrevocably agrees to indemnify the Indemnified Party for the entirety of any Losses (without any limitations) the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim in accordance with the terms of this Agreement; provided, however, that the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim that primarily seeks any injunctive or other equitable relief or involves any criminal allegations against the Indemnified Party.

(A) In the event that the Indemnifying Party duly and timely makes such election, the Indemnifying Party shall diligently defend the Indemnified Party by appropriate proceedings and shall have the sole power (as between the Indemnifying Party and the Indemnified Party and their respective Affiliates) to direct and control such defense and the settlement, arbitration, litigation and appellate strategy relating to the Third-Party Claim. The Indemnified Party shall be entitled but not obligated to participate in any such defense and to employ separate counsel of its choosing for such purpose, with the fees and expenses of one separate counsel in each jurisdiction in which the Indemnified Party reasonably determines counsel is required, together with one external tax counsel of the Indemnified Party if the Indemnified Party reasonably determines such counsel is necessary or advisable, being borne by the Indemnifying Party. If the Indemnifying Party shall control the defense of any such Third-Party Claim, the Indemnifying Party shall be entitled to settle such claims; provided that, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle, compromise or cease to defend such

Third-Party Claim unless such settlement, compromise or cessation would (1) include a complete and unconditional release of each Indemnified Party from all liabilities or obligations with respect thereto, (2) not involve any finding or admission of wrongdoing on the part of any Indemnified Party, (3) not result in any monetary liability of the Indemnified Party except that which is promptly paid or reimbursed by the Indemnifying Party and (4) not impose any consent order, injunction, other equitable remedies or decree on the Indemnified Party or any of its Affiliates.

(B) If the Indemnifying Party does not duly and timely make such election or is not entitled to control the defense of such claim pursuant to the terms of this Section 5.4, the Indemnified Party shall be entitled but not obligated (subject to Section 5.7 (Minimizing and Mitigating Losses)) to notify the Indemnifying Party of its election to assume and control such defense from the Indemnifying Party, whereupon the Indemnified Party and not the Indemnifying Party shall have the powers described in the first sentence of Section 5.4(c)(ii)(A) and the Indemnifying Party shall advance the expenses of the Indemnified Party in investigating and defending such claim; provided, that the Indemnified Party’s right to be indemnified, defended and held harmless in respect of the Third-Party Claim shall not otherwise be affected by such election; provided, further, that (1) if the Indemnifying Party does not duly and timely make such election or is not entitled to control the defense of such claim pursuant to the terms of this Section 5.4 and disputes whether the Third-Party Claim is subject to indemnification hereunder and subsequently there is a Final Determination that an Indemnified Party is not entitled to be indemnified pursuant to this Article V, such Indemnified Party shall reimburse the Indemnifying Party for the foregoing costs and expenses of investigating and defending such claim and (2) the Indemnified Party may not settle any such matter without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) if the Indemnified Party is seeking or will seek indemnification hereunder with respect to such matter. Notwithstanding anything in the foregoing to the contrary, the Indemnifying Party shall have no liability with respect to a Third-Party Claim settled without its prior written consent (unless such consent has been unreasonably withheld, conditioned or delayed).

(iii) The Indemnified Party and the Indemnifying Party shall reasonably cooperate in order to ensure the proper and adequate investigation and defense of all Third-Party Claims, including by providing reasonable access to each other’s relevant business records, documents and employees, for purposes of investigation, document production, testimony and otherwise in relation to such Third-Party Claims. The Indemnified Party and the Indemnifying Party shall keep each other reasonably and promptly informed with respect to the status of all Third-Party Claims and shall deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to any Third-Party Claims. The Person controlling the defense of a Third-Party Claim shall in good faith allow the Indemnifying Party or Indemnified Party, as the case may be, to make comments to the materials filed or submitted in such defense, and shall consider such comments in good faith.

(d) The Indemnifying Party and the Indemnified Party shall use reasonable best efforts to avoid production of Confidential Information (consistent with applicable Law) to third parties and to cause all communications among employees, counsel and others representing any party to a claim, including Third-Party Claims, to be made so as to preserve any applicable attorney-client or work product privileges.

5.5 Losses and Recoveries.

(a) No Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, except to the extent awarded by a court to a third party pursuant to a Third-Party Claim, (i) no Indemnifying Party shall have any liability to an Indemnified Party pursuant to this Article V in respect of, and Losses shall not include, any (A) consequential, indirect, speculative or incidental damages, or (B) punitive, or special damages, opportunity cost or lost prospective economic advantage, or other similar damages and (ii) no “multiple of profits” or “multiple of cash flow” or other valuation methodology or performance metric shall be used in calculating the amount of any Losses.

(b) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to the matters described in the Claim Notice, shall be deducted (in each case, calculated net of out-of-pocket costs and expenses incurred in procuring such recovery and, with respect to recoveries from insurance from any non-affiliated insurer, any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party as a result of the insurance claim related to such Loss), except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. The Indemnified Party shall use its commercially reasonable efforts to recover any such insurance or other proceeds from third parties. In the event that, after having complied with the preceding sentence, an Indemnified Party still has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article V, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein and otherwise cooperate in the prosecution of such claims.

(c) Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of a Loss after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article V, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of the Loss, plus the out-of-pocket costs and expenses (if any) the Indemnified Party incurs in procuring such recovery.

(d) Contingent Liabilities. No Indemnifying Party shall be liable under this Article V in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.

(e) No Double Recovery. No Indemnified Party shall be entitled to recover more than once in respect of the same Loss (notwithstanding that such Loss may result from more than one of the occurrences specified in Section 5.2 or Section 5.3, as the case may be).

5.6 Payments.

(a) The Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than five Business Days following any Final Determination of the claims set forth in the related Claim Notice.

(b) In the event that any Loss is incurred or suffered by an Indemnified Party in a currency other than U.S. Dollars, and the Indemnified Party elects for such claim to indemnification to be paid in U.S. Dollars, such foreign currency Loss shall be converted into U.S. Dollars based on the central bank rate in such other country for the conversion of such currency into U.S. Dollars in effect as of the date of Final Determination of the applicable claim.

(c) All payments or satisfaction of the obligations made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 5.2 or Section 5.3 shall be treated as adjustments to the consideration for Tax purposes.

5.7 Minimizing and Mitigating Losses. Each Indemnified Party shall take all commercially reasonable actions as requested in writing by the Indemnifying Party, at the Indemnifying Party’s sole cost and expense, including pursuing legal rights and remedies available to such Indemnified Party, in order to minimize and mitigate any Loss subject to indemnification pursuant to this Article V.

5.8 Exclusive Remedies and No Rights Against Nonparties.

(a) Except with respect to Fraud or, for the avoidance of doubt, as provided in Section 6.3(d), subject to Section 5.1(b), following the Closing Date, indemnification pursuant to the provisions of this Article V shall be the sole and exclusive remedy of the Parties hereto (for the avoidance of doubt, in connection with direct or Third-Party Claims or other Actions) for monetary damages in respect of any breach of any representations and warranties under this Agreement by any Party and any breach or failure to perform of any covenant or obligation of any Party contained in this Agreement, and each Party hereby waives and releases any and all statutory, equitable, or common law remedy for monetary damages any Party may have in respect of any such breach under this Agreement.

(b) In addition to Section 5.8(a), and except as provided in Section 4.7 and Section 6.8, this Agreement may only be enforced against, and any Action, right or remedy that may be based upon, arise out of or relate to this Agreement or the Transaction, or the negotiation, execution or performance of this Agreement, may only be made against the Persons that are expressly identified as Parties in their capacities as parties to this Agreement, and no Party shall at any time assert against any Person (other than a Party) which is a director, officer, employee, shareholder, general or limited partner, member, manager, agent or Affiliate or Representative of another Party (each, a “Nonparty”), any cause of action, right or remedy, or any Action, relating to this Agreement, the Transaction or any document or instrument delivered in connection herewith or therewith. Each Party hereby waives and discharges any such cause of action, right, remedy and Action, and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Nonparty therefrom. The provisions of this Section 5.8(b) are for the benefit of and shall be enforceable by each Nonparty, which is an intended third-party beneficiary of this Section 5.8(b) and Section 4.6(c) in connection herewith.

Article VI

Miscellaneous and General

6.1 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both HCA and Frisco, or in the case of a waiver, by the Party granting the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as provided in Article V.

6.2 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

6.3 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. Except as otherwise provided in this Agreement, including as set forth in Section 5.8:

(a) This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

(b) Each of the Parties (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, to the extent that the Court of Chancery of the State of Delaware does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from any such courts (collectively, the “Chosen Courts”), in any Action arising out of or relating to this Agreement or Transaction, (b) agrees that all claims in respect of such Action may be heard and determined in any such court and (c) agrees not to bring any Action arising out of or relating to this Agreement or Transaction in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each Party agrees that service of summons and complaint or any other process that might be served in any Action may be made on such Party by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 6.4. Nothing in this Section 6.3, however, will affect the right of any Party to serve legal process in any other manner permitted by Law. Each Party agrees that a final, non-appealable judgment in any

Action so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(d) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform or threaten to not perform their respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

6.4 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, as provided in this Section 6.4; provided, that the email is confirmed orally or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the other methods described herein:

To HCA:

HCA Healthcare, Inc.
One Park Plaza
Nashville, Tennessee 37203
Telephone: (615) 344-9551
Attn: Chief Legal and Administrative Officer

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Email: msalerno@cgsh.com; kaharris@cgsh.com
Attn: Matthew Salerno; Kyle Harris

To Frisco:

Frisco, Inc.
1100 N. Market Street
Suite 4050
Wilmington, Delaware 19890
Telephone: (302) 651-8321
Attn: President

With a copy to:

Thomas F. Frist III
3100 West End Avenue
Suite 1225
Nashville, Tennessee 37203
Telephone: (615) 269-7979
And:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4963
Email: hearnj@sullcrom.com; kotrans@sullcrom.com;
dowlingc@sullcrom.com
Attn: Joseph Hearn; Stephen Kotran; Charles Dowling;

or to such other Person or addressees as may be designated in writing by the Party to receive such notice as provided above; provided, however, that copies shall be provided to outside counsel for convenience only, such copies shall not, in and of themselves, constitute notice and the failure to provide any such copy shall not alter the effectiveness of any notice or other communication otherwise duly made or given.

6.5 Entire Agreement. The Transaction Documents (including any exhibits or schedules thereto) constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof, except that this Section 6.5 shall not supersede or affect any separate agreement between the Parties relating to expense reimbursement or allocation.

6.6 No Third-Party Beneficiaries. Except for the Shareholders, who are express third-party beneficiaries for all purposes under this Agreement, and as provided in Section 4.4 (Mutual Release) and Section 5.8 (Exclusive Remedies and No Rights Against Nonparties) only, there shall be no third-party beneficiaries of any of the Transaction Documents or any exhibit or schedule thereto, and none of them shall confer on any Person other than the Parties any claim, cause of action, right or remedy.

6.7 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Exhibit, Schedule or Section, such reference shall be to an Exhibit, Schedule or Section to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Exhibit or Schedule or in the Disclosure Letter but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmission by email. A reference to any Person includes such Person’s successors and permitted assigns.

(c) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. Any agreement or instrument referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and all attachments thereto and instruments incorporated therein.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(e) The Disclosure Letter shall be subject to the following terms and conditions: (i) any item disclosed on any particular part or section of the Disclosure Letter that corresponds to the section of this Agreement to which it relates shall be deemed to be disclosed in each other provision of this Agreement (to which the relevance of such disclosure is reasonably apparent based on a plain reading of such disclosure), whether or not such information or disclosure is specifically associated with or purports to respond to one or more of such other provision for which disclosure is required under the Agreement; (ii) disclosure of any information in the Disclosure Letter that is not strictly required under the Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature; (iii) no disclosure of any matter contained in the Disclosure Letter shall create an implication that such matter meets any standard of materiality; (iv) headings and introductory language have been inserted in the Disclosure Letter for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in this Agreement; (v) the attachments and annexes to any particular section of the Disclosure Letter form an integral part of the Disclosure Letter and are incorporated therein by reference for all purposes as if set forth fully therein; and (vi) the rules of interpretation and construction specified in this Section 6.7 shall also apply to the Disclosure Letter.

(f) The Parties drafted this Agreement jointly through the exchange of drafts hereof, so no presumption or burden of proof exists favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) The specification of any item or matter in any representation or warranty contained in this Agreement is not intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein is or is not in the ordinary course of business for purposes of this Agreement.

6.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal Representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party. Any purported assignment in violation of this Agreement is void.

6.9 Fulfillment of Obligations. Any obligation of either Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

HCA healthcare, inc.

By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President – Legal and Corporate Secretary

[Signature Page to Exchange Agreement]

FRISCO, INC.

By:	/s/ J. William B. Morrow
	Name:	J. William B. Morrow
	Title:	President

[Signature Page to Exchange Agreement]

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“1989 Registration Rights Agreement” means that certain registration rights agreement, dated March 16, 1989, among HCA, the other parties thereto and Persons who become parties to such agreement pursuant to the Stockholders’ Agreement.

“2010 Registration Rights Agreement” has the meaning set forth in the Recitals.

“Action” means any civil, criminal or administrative action, suit, demand, claim, complaint, litigation, investigation, review, audit, formal proceeding, arbitration, hearing or other similar dispute.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, neither Frisco, Hercules nor any of the Shareholders shall be deemed an “Affiliate” of HCA for any purposes under this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Amended and Restated Registration Rights Agreements” has the meaning set forth in the Recitals.

“Amended and Restated Stockholders’ Agreement” has the meaning set forth in the Recitals.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Nashville, Tennessee or New York City, New York.

“Chosen Courts” has the meaning set forth in Section 6.3(b).

“Claim Notice” has the meaning set forth in Section 5.4(a).

“Closing” has the meaning set forth in Section 1.1.

“Closing Date” has the meaning set forth in the Preamble.

“Code” has the meaning set forth in the Recitals.

“Confidential Information” means any confidential or proprietary information relating to Frisco’s business, as applicable, which is disclosed to HCA or to its respective Affiliates or Representatives in connection with the Transaction; provided, however, that “Confidential Information” will not include any information that (a) is generally known to the public, or becomes so known; (b) has been or is independently developed by HCA, as applicable, without reference to the Confidential Information; or (c) is or becomes known to HCA, as applicable, on a nonconfidential basis from a third party other than HCA, as applicable, or its Representatives.

“Contract” means any written agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other legally binding written obligation.

“Conversion” has the meaning set forth in the Recitals.

“Data Room” means the electronic data room established by HCA for the Transaction at https://services.intralinks.com as populated at least 24 hours prior to the Closing Date.

“Disclosure Letter” has the meaning set forth in Article II.

“Exchange” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934.

“Final Determination” means, with respect to a dispute, an occurrence where (a) the Parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to a claim or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the Parties have agreed to submit thereto.

“Fraud” means an intentional or willful misrepresentation of material facts which constitutes common law fraud under the Laws of the State of Delaware.

“Frisco” has the meaning set forth in the Preamble.

“Frisco Indemnified Parties” has the meaning set forth in Section 5.3(a).

“Frisco Released Claims” has the meaning set forth in Section 4.4(a).

“Frisco Releasee” has the meaning set forth in Section 4.4(b).

“Frisco Releasing Parties” has the meaning set forth in Section 4.4(a).

“Frisco Representations” means any representation made by Frisco in Article II.

“GAAP” means the accounting principles generally accepted in the United States applicable to the consolidated financial statements of Frisco and its Subsidiaries.

“Governmental Entity” means any domestic or non-U.S. legislative, administrative or regulatory authority, agency, commission, body, court or other governmental or quasi-governmental entity of competent jurisdiction, including any supranational body.

“HCA” has the meaning set forth in the Preamble.

“HCA Common Stock” has the meaning set forth in the Recitals.

“HCA Indemnified Parties” has the meaning set forth in Section 5.2(a).

“HCA Preferred Stock” has the meaning set forth in Section 3.2.

“HCA Released Claims” has the meaning set forth in Section 4.4(b).

“HCA Releasee” has the meaning set forth in Section 4.4(a).

“HCA Releasing Parties” has the meaning set forth in Section 4.4(b).

“HCA Representations” means any representation made by HCA in Article III.

“HCA Stock Plans” has the meaning set forth in Section 3.2.

“Hercules” has the meaning set forth in the Recitals.

“Hercules Partnership Agreement” means that certain partnership agreement, dated as of September 23, 2016, by and among Hercules, Frisco and the other partners signatory thereto.

“Indemnified Party” has the meaning set forth in Section 5.4(a).

“Indemnifying Party” has the meaning set forth in Section 5.4(a).

“IRS” has the meaning set forth in the Recitals.

“Law” or “Laws” means any law, statute, ordinance, common law, rule, regulation, Order or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction.

“Liabilities” means all debts, liabilities, guarantees, commitments or obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, on or off balance sheet, known or unknown, due or to become due, disputed or undisputed, whenever or however arising, and including those arising under any contract, legal proceeding or Order.

“Liens” means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

“Losses” means any losses, liabilities, damages, Taxes, deficiencies, interest and penalties, costs and expenses, including, in connection with a Third-Party Claim, reasonable losses resulting from the defense, investigation, settlement and/or compromise of a claim and/or demand and/or assessment and reasonable and documented attorneys’, accountants’ and expert witnesses’ fees, costs and expenses.

“Most Recent Balance Sheet” means Frisco’s balance sheet as of December 31, 2025.

“New Shares” has the meaning set forth in the Recitals.

“Nonparty” has the meaning set forth in Section 5.8(b).

“NYSE” means the New York Stock Exchange.

“Old Shares” has the meaning set forth in the Recitals.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents, and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Parties” has the meaning set forth in the Preamble.

“Person” means any natural person and any corporation, company, partnership (general or limited), unincorporated association (whether or not having separate legal personality), trust or other entity.

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof, including the portion of any Straddle Tax Period) ending on or before the Closing Date.

“Private Letter Ruling” has the meaning set forth in the Recitals.

“Representative” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholders” has the meaning set forth in the Recitals.

“Stockholders’ Agreement” has the meaning set forth in the Recitals.

“Straddle Tax Period” shall mean any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Successor Form Joinder” has the meaning set forth in Section 4.7.

“Successor Party” has the meaning set forth in Section 4.7.

“Tax” or “Taxes” means all taxes or similar duties, fees, assessments or charges, in each case, in the nature of a tax, including all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, ad valorem, alternative minimum, transfer, and occupancy taxes, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means any Governmental Entity responsible for the imposition, collection or calculation of any Tax and the enforcement of any Tax Law.

“Tax Return” means any returns and reports (including elections, declarations, statements, forms, disclosures, schedules, estimates and information returns) filed or required to be filed with any Tax authority relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Tax Treatment” has the meaning set forth in the Recitals.

“Third-Party Claim” has the meaning set forth in Section 5.4(c).

“Transaction” has the meaning set forth in the Recitals.

“Transaction Documents” has the meaning set forth in the Recitals.

“Transfer” by any Person means, directly or indirectly, to sell, transfer, assign, distribute, pledge, encumber, hypothecate or otherwise dispose of or transfer (by the operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of Law or otherwise). The terms “Transfers”, “Transferred” and “Transferring” shall have correlative meanings.

“Transfer Taxes” has the meaning set forth in Section 4.6(a).

“Transfer Tax Returns” has the meaning set forth in Section 4.6(a).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

EXHIBIT B

SUCCESSOR FORM JOINDER

(See Attached.)

B-1

SCHEDULE A

DISCLOSURE LETTER

(See Attached.)

SA-1